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EXHIBIT 2.2

STOCK PURCHASE AGREEMENT

    This STOCK PURCHASE AGREEMENT (this "Agreement"), is made and entered into as of May 2, 2001, among MSC.Software Corporation, a Delaware corporation ("Parent"), and Dassault Systemes of America Corp., a California corporation ("DSA") and, for the purpose of Section 2.4 only, Dassault Systemes, a societe anonyme organized and existing under the laws of France ("DS").

RECITALS

    A.  Concurrently herewith, Parent, AES Acquisition Corp., a Delaware corporation, and Advanced Enterprise Solutions, Inc., a Delaware corporation ("Company") are entering into an Agreement and Plan of Merger, pursuant to which Company will be merged with and into AES Acquisition Corp. (the "Merger") and all of the capital stock of Company will be converted into cash, promissory notes and common stock, $0.01 par value per share, of Parent (the "Parent Common Stock").

    B.  DSA has requested that in connection with the Merger, Parent separately purchase all of the shares of capital stock of Company held by DSA, which are 209 shares of common stock and any additional or different securities resulting from any stock split, stock dividend, recapitalization or other similar change with respect to the capital stock of Company (the "Subject Shares"), for Parent Common Stock.

    C.  Concurrently herewith, (i) DSA and the other stockholders of Company are executing and delivering the Stockholders Agreement in the form attached to the Merger Agreement as Exhibit A (the "Stockholders Agreement") and (ii) Parent, Company and DSA are entering into a Document of Understanding, as referred to in Section 6.1(e) of the Merger Agreement.

    NOW, THEREFORE, in consideration of the above premises and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1.  DEFINITIONS

    1.1  Definitions.  As used in this Agreement, the following definitions shall apply:

      "Agreement" means this Stock Purchase Agreement by and among DSA, Parent and DS, as amended or supplemented from time to time.

      "Closing Date" has the meaning specified in the Merger Agreement.

      "DSA Promissory Note" means the Promissory Note of Tyra Technologies, Inc., dated June 22, 1999, as amended by a letter agreement dated December 16, 1999, issued to DSA.

      "Encumbrance" means any claim, charge, easement, encumbrance, lease, covenant, security interest, lien, option, pledge, rights of others, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by agreement, understanding, law, equity or otherwise, except for any restriction on transfer generally arising under any applicable federal or state securities law.

      "Transaction Agreement" means the Agreement, dated June 7, 1999, by and among DSA, Tyra Technologies Inc., MicroCad Technologies Inc. and Company, as amended by that certain letter agreement dated December 16, 1999.

      "Subject Shares" has the meaning specified in the Recitals.

SECTION 2.  PURCHASE OF STOCK

    2.1  Purchase of Stock by Parent.  If all of the conditions to the Closing under the Merger Agreement have been satisfied or waived, on the Closing Date immediately prior to the Closing under the Merger Agreement, DSA shall sell, assign, transfer and convey to Parent all of DSA's right, title and interest in and to, and its ownership of, the Subject Shares in exchange for that number of shares of Parent Common Stock obtained by multiplying (i) ten percent of the result of 100,000,000 less the Net Worth Adjustment (as defined below), if any, by (ii) the DSA Factor (the "Purchase Price"). "Net Worth Adjustment" means the amount by which the stockholders equity of Company (as calculated as provided in Section 1.6(b) of the Merger Agreement) is less than $19,000,000. The "DSA Factor" means the percentage (calculated to five decimal points) determined by dividing the number of Subject Shares by the sum of all outstanding shares of the capital stock of Company immediately prior to the Closing under the Merger Agreement plus all shares of the capital stock of Company then issuable upon the conversion of any convertible securities or the exercise of any options or warrants. Each certificate representing Subject Shares shall be properly endorsed for transfer to or accompanied by a duly executed stock power in favor of Parent and in a form acceptable for transfer on the books of the Company. DSA shall pay any taxes payable with respect to the transfer of the Subject Shares to Parent. The number of shares of Parent Common Stock issuable under this Agreement will be adjusted to reflect fully the effect of any stock split, stock dividend (including any dividend or distribution of stock convertible into Parent stock, whether common stock or preferred stock), reorganization, recapitalization or other similar change with respect to Parent stock after the date hereof and prior to the Closing, but no adjustment will be made for the issuance of Parent Common Stock upon exercise of Company Stock Options (as defined in the Merger Agreement).

    2.2  No Amendment to Merger Agreement.  The Merger Agreement shall not be amended, and Company shall not waive any provision or condition of the Merger Agreement, without in each case the prior written consent of DSA.

    2.3  Assumption of DSA Promissory Note and Termination of Transaction Agreement.  Effective as of the Closing, Parent hereby agrees to assume the DSA Promissory Note and thereafter to become the "Borrower" under the DSA Promissory Note. DSA and DS confirm, and Parent acknowledges, that the DSA Promissory Note has been transferred by DS to DSA and that DSA is the "Lender" under the DSA Promissory Note. Effective as of the Closing, Parent and DSA hereby agree that (i) effective as of April 1, 2001, the aggregate principal amount of the DSA Promissory Note is $5,000,000, (ii) interest on the DSA Promissory Note for the period June 30, 1999 to and including March 31, 2001 shall be deemed to have been fully paid, and (iii) the DSA Promissory Note shall bear interest at the rate of 3.20% per annum commencing April 1, 2001. Also, effective as of the Closing, DSA and Parent hereby agree that the Transaction Agreement is terminated.

SECTION 3.  REPRESENTATIONS AND WARRANTIES

    3.1  DSA's Representations and Warranties.  In order to induce Parent to enter into this transaction, DSA represents and warrants to Parent as follows:

      a.  Organization of DSA.  DSA is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

      b.  Authority Relative to Agreement.  Neither the execution and delivery by DSA of this Agreement or the Exhibits to the Merger Agreement to which DSA is a party nor consummation of the transactions contemplated hereby or thereby will conflict with or result in a breach of any of the terms, conditions or provisions of DSA's Certificate of Incorporation or bylaws, or violate any statute or regulation, or any judgment, order, injunction, decree or ruling of any court or governmental authority, or result in any breach of any of the terms or provisions of, or result in a default under, or invalidate or give any other party any right of cancellation or termination of any agreement, contract, license or commitment to which DSA is a party or by which DSA is bound and for which a person may have a cause of action against Parent or Company as a result of or in connection with this Agreement or the transactions contemplated thereby. This Agreement has been duly authorized by all necessary corporate action on the part of DSA and is binding on and enforceable against DSA in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

      c.  Ownership of Subject Shares.  DSA owns the Subject Shares beneficially and of record. All of the Subject Shares are owned free and clear of any Encumbrance. Parent is acquiring good and marketable title to and complete ownership of the Subject Shares, free of any Encumbrance.

    3.2  Parent's Representations and Warranties.  In order to induce DSA to enter into this transaction, Parent represents and warrants to DSA as follows:

      a.  Organization of Parent.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and is in good standing in each jurisdiction where the nature of its business or the character of its properties makes such qualification necessary, and where the failure to so qualify would have a material adverse effect on its assets, operations or financial condition, taken as a whole.

      b.  Authority Relative to Agreement.  Neither the execution and delivery by Parent of this Agreement nor consummation of the transactions contemplated hereby will conflict with or result in a breach of any of the terms, conditions or provisions of Parent's Certificate of Incorporation or bylaws, or violate any statute or regulation, or any judgment, order, injunction, decree or ruling of any court or governmental authority, or result in any breach of any of the terms or provisions of, or result in a default under, or invalidate or give any other party any right of cancellation or termination of any agreement, contract, license or commitment to which Parent is a party or by which Parent is bound. This Agreement has been duly authorized by the Board of Directors of Parent and, upon approval by the stockholders of Parent of the issuance of Parent Common Stock pursuant to this Agreement and the Merger Agreement, will be duly authorized by all necessary corporate action on the part of Parent and is binding on and enforceable against Parent in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

      c.  Issuance of Parent Common Stock.  Upon issuance of the shares of Parent Common Stock pursuant to Section 2.1 of this Agreement, such shares of Parent Common Stock will be duly authorized by all necessary corporate action on the part of Parent and will be validly issued, fully paid and non-assessable, and will not be subject to any encumbrance imposed by Parent, other than under applicable securities laws or the Stockholders Agreement.

      d.  Representations in Merger Agreement.  Parent repeats the representations and warranties set forth in Article III of the Merger Agreement, subject to such exceptions as set forth in the Parent Schedule (as defined in the Merger Agreement), for the benefit of DSA.

SECTION 4.  GENERAL

    4.1  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given on the date of delivery if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

        If to MSC:

      MSC.Software Corporation
      815 Colorado Blvd.
      Los Angeles, California 90041-1777
      Attention: President
      Facsimile: (323) 259-3838

        with a copy (not constituting notice) to:

      O'Melveny & Myers LLP
      400 South Hope Street
      Los Angeles, California 90071-2899
      Attention: Richard A. Boehmer, Esq.
      Facsimile: (213) 430-6407

        If to DSA or DS:

      Dassault Systemes of America Corp.
      6320 Canoga Avenue
      Trillium East Tower
      Suite 300
      Woodland Hills, CA 91367
      Attention: Philippe Forestier
      Facsimile: (818) 999-3535

        with a copy to:

      Dassault Systemes
      9 quai Marcel Dassault
      BP 310
      92156 Suresnes, Cedex France
      Attention: Thibault de Tersant
      Facsimile: 011-33-1-55-49-82-55

    4.2  Binding on Successors; Survival.  This Agreement shall inure to the benefit of and be binding on the parties hereto and on each of their respective heirs, executors, administrators, personal representatives, successors and assignees. The representations, warranties and covenants of DSA, DS and Parent contained in or made pursuant to this Agreement shall survive the Closing Date.

    4.3  Severability; Headings; Entire Agreement.  Should any provision or portion of this Agreement be held unenforceable or invalid for any reason, the remaining provisions and portions of this Agreement shall be unaffected by such holding, unless to do so would alter substantially the intended effect of this Agreement or cause a substantial hardship for any party hereto. The descriptive headings of the Sections of this Agreement are for convenience only and do not constitute a part of this Agreement. This Agreement and the exhibits to the Merger Agreement to which DSA is a party contain the entire agreement and understanding of the parties hereto, and incorporates all prior and contemporaneous discussions, agreements and understandings between the parties with respect to the subject matter hereof.

    4.4  Governing Law.  This Agreement, and the legal relations between the parties with respect hereto, shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and performed in such state without regard to conflict of law doctrines.

    4.5  Counterparts.  This Agreement and any amendment hereto may be executed in one or more counterparts and by different parties in separate counterparts. Such counterparts shall constitute one and the same agreement and shall become effective when the counterparts have been signed by each party and delivered to the other party.

    4.6  Attorney's Fees.  In the event of any action by any party arising under or out of, in connection with or in respect of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and expenses incurred in such action.

    4.7  Modification.  Neither this Agreement nor any provisions hereof shall be waived, modified, changed, discharged, terminated, revoked or cancelled except by an instrument in writing signed by the party against whom any change, discharge or termination is sought.

    4.8  Termination.  This Agreement shall terminate immediately upon any termination of the Merger Agreement pursuant to Article VII thereof.

    IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the date provided first written above.

DASSAULT SYSTEMS OF AMERICA CORP.
By:	/s/ PHILIPPE FORESTIER
Name:	Philippe Forestier
Title:	Chief Executive Officer
MSC.SOFTWARE CORPORATION
By:	/s/ FRANK PERNA
Name:	Frank Perna
Title:	Chief Executive Officer
DASSAULT SYSTEMES
By:	/s/ THIBAULT DE TERSANT
Name:	Thibault de Tersant
Title:	Executive Vice President

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  EXHIBIT 2.2
STOCK PURCHASE AGREEMENT